UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 VALENTIS, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    91913E104
                                    ---------
                                 (CUSIP Number)

                                December 17, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 20 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 2 of 20 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,581,221
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,581,221
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  PN

                                   SCHEDULE 13G

CUSIP No.  91913E104                                          Page 3 of 20 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERSEUS-SOROS PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,581,221
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,581,221
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 4 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERSEUS BIOTECH FUND PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 5 of 20 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM PARTICIPATION, L. P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 6 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM AH, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 7 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERSEUSPUR, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 8 of 20 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  FRANK H. PEARL (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13G

CUSIP No.  91913E104                                          Page 9 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13G

CUSIP No.  91913E104                                         Page 10 of 20 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,581,221
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,581,221

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,581,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.01%

12       Type of Reporting Person (See Instructions)

                  OO; IA

                                                                  11 of 20 Pages


Item 1(a)         Name of Issuer:

                  Valentis, Inc.

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  863A Mitten Rd., Burlingame, California  94010.

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership ("Purchaser");

                  ii)      Perseus-Soros   Partners,  LLC,  a  Delaware  limited
                           liability company ("PSP GP" and general partner of Purchaser);

                  iii)     Perseus  BioTech  Fund  Partners,   LLC,  a  Delaware
                           limited   liability   company  ("PBFP  Partners"  and
                           managing member of PSP GP);

                  iv)      SFM   Participation,   L.  P.,  a  Delaware   limited
                           partnership ("SFM Participation" and managing member of PSP GP);

                   v) SFM AH, Inc., a Delaware corporation ("SFM AH" and general partner of SFM Participation);

                  vi) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and managing member of PBFP Partners);

                  vii) Mr. Frank H. Pearl ("Mr. Pearl" and sole owner of Perseuspur);

                  viii) Mr. George Soros ("Mr. Soros" and sole shareholder of SFM AH); and

                  ix)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC").

                  This Statement relates to the Shares (as defined herein) and assumes the conversion of Series A Preferred Stock and the exercise of warrants held for the account of the Purchaser.

                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. PSP GP is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. PBFP Partners and SFM Participation are the managing members of PSP GP.

                  PBFP Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseuspur is the managing member of PBFP Partners and exercises exclusive management and control of PBFP Partners. Mr. Pearl is the sole owner of Perseuspur.

                                                                  12 of 20 Pages


                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment of SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman.

                  Information contained herein concerning SFM Participation, SFM
AH, SFM LLC and Mr. Soros has been provided by each such reporting person. The Purchaser, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business offices of (i) the Purchaser, (ii) PSP GP, (iii) PBFP Partners, (iv) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, N.W., Suite 900, Washington, DC 20006-1813.

                  The  address  and  principal   business  offices  of  (i)  SFM
Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  (i)      Purchaser - a Delaware limited partnership.
                  (ii)     PSP GP - a Delaware limited liability company.
                  (iii)    PBFP Partners - a Delaware limited liability company.
                  (iv)     SFM Participation - a Delaware limited partnership.
                  (v)      SFM AH - a Delaware corporation.
                  (vi)     Perseuspur - a Delaware limited liability company.
                  (vii)    Mr. Pearl - United States.
                  (viii)   Mr. Soros - United States.
                  (ix)     SFM LLC - a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  91913E104

                                                                  13 of 20 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of the Reporting Persons may be deemed the beneficial owner of 1,581,221 Shares. This number consists of (i) 112,387 Shares held for the account of the Purchaser, (ii) 1,111,111 Shares issuable upon the conversion of 10,000 Series A Preferred Stock of the Issuer held for the account of the Purchaser and (iii) 357,723 Shares issuable upon the exercise of warrants held for the account of the Purchaser.

Item 4(b)         Percent of Class:

                  Assuming the exercise and conversion of all of the securities held for the account of the Purchaser, each of the Reporting Persons may be deemed to be the beneficial owners of approximately 5.01% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         Purchaser and PSP GP
         --------------------

      (i)      Sole power to vote or to direct the vote:               1,581,221

      (ii)     Shared power to vote or to direct the vote:                     0

      (iii)    Sole power to dispose or to direct the disposition of:  1,581,221

      (iv)     Shared power to dispose or to direct the disposition of:        0


         PBFP Partners,  SFM Participation,  SFM AH, Perseuspur,  Mr. Pearl, Mr.
         -----------------------------------------------------------------------
         Soros and SFM LLC
         -----------------

      (i)      Sole power to vote or to direct the vote:                       0

      (ii)     Shared power to vote or to direct the vote:             1,581,221

      (iii)    Sole power to dispose or to direct the disposition of:          0

      (iv)     Shared power to dispose or to direct the disposition of:1,581,221

Item 5.           Ownership of Five Percent or Less of a Class:


                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [_].

                                                                  14 of 20 Pages


Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:


                  The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:


                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                  15 of 20 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2001            PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                    By:      Perseus-Soros Partners, LLC
                                             General Partner

                                    By:      SFM Participation, L. P.
                                             Managing Member

                                    By:      SFM AH, Inc.
                                             General Partner


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Secretary


Date:  December 27, 2001            PERSEUS-SOROS PARTNERS, LLC

                                    By:      SFM Participation, L. P.
                                             Managing Member

                                    By:      SFM AH, Inc.
                                             General Partner


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Secretary


Date:  December 27, 2001            PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By:      Perseuspur, LLC
                                             Managing Member


                                    By:      /s/ Rodd Macklin
                                             -----------------------------------
                                             Name:    Rodd Macklin
                                             Title:   Secretary

                                                                  16 of 20 Pages



Date:  December 27, 2001            PERSEUSPUR, LLC


                                    By:     /s/ Rodd Macklin
                                            ------------------------------------
                                            Name:    Rodd Macklin
                                            Title:   Secretary


Date:  December 27, 2001            MR. FRANK H. PEARL


                                    /s/ Frank H. Pearl
                                    --------------------------------------------
                                    Name:    Frank H. Pearl


Date:  December 27, 2001            SFM PARTICIPATION, L. P.

                                    By:      SFM AH, Inc.
                                             General Partner


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Secretary


Date:  December 27, 2001            SFM AH, INC.


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Secretary


Date:  December 27, 2001            MR. GEORGE SOROS


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Attorney-in-Fact


Date:  December 27, 2001            SOROS FUND MANAGEMENT LLC


                                    By:      /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Name:    Richard D. Holahan, Jr.
                                             Title:   Assistant General Counsel

                                                                  17 of 20 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.      Joint Filing  Agreement,  dated as of December  27,  2001, by and among Perseus-Soros  Biopharmaceutical  Fund, LP,
        Perseus-Soros  Partners LLC, Perseus Biotech Fund Partners,
        LLC,  Perseuspur,  LLC, Mr. Frank Pearl, SFM Participation,
        L. P., SFM AH, Inc., Mr. George Soros and Soros Fund Management
        LLC............................................................... 18

B.      Power of Attorney, dated January 27, 2000, appointing Michael C.
        Neus and Richard D. Holahan, Jr. as Attorney-in-Fact for
        George Soros...................................................... 20